Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1445 ROSS AVENUE
SUITE 3200
DALLAS, TEXAS 75202

(214) 855-4500
FACSIMILE (214) 855-4300

www.jenkens.com

Geoffrey S. Kay
(214) 855-4158
gkay@jenkens.com

AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

NEW YORK, NEW YORK
(212) 704-6000

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

November 8, 2005

Via facsimile
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Birmingham Bloomfield Bancshares, Inc. ("Company")

Attention: David Lyon

Ladies and Gentlemen:

In connection with our telephone conference of November 8, 2005, we are writing to provide supplemental information to the Securities and Exchange Commission ("Commission") setting forth the Company's position that Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be brokers under section 3(a)(4) of the Securities Act of 1934, as amended (the "Act"), based on the limited role that each will be playing in connection with the proposed offering and certain other factors discussed below.

First, all communications regarding the offering will be coordinated and authorized by Robert Farr, the President of the Company. Mr. Farr will also preside over informational meetings with potential investors. The other organizers, including Messrs. Schwartz, Schwartz and Stapleton, may assist in the offering process by providing names of potential investors to Mr. Farr, informing Mr. Farr of inquiries they receive regarding the offering, responding to routine inquiries regarding the offering terms, participating in the informational meetings and engaging in routine follow-up communications with potential investors invited by such organizer to the informational meeting. As previously discussed, the organizers would receive no commissions or other compensation in connection with these activities. The prospectus would be revised to disclose the limitations set forth above.

We note that the proposed level of participation by Messrs. Schwartz, Schwartz and Stapleton in this offering is equivalent to the limited participation of Mr. Stan Allred in the capital offering of First Metroplex Capital, Inc. (333-111153), which was reviewed by the Commission and declared effective April 29, 2004. Mr. Allred was also affiliated with a broker/dealer at the time of the offering.

Like Mr. Allred, none of Messrs. Schwartz, Schwartz or Stapleton is being compensated for his participation in the offering. In addition, each was included in the organizational group because of his financial services and business expertise and his ability to attract banking business to Bank of

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
November 8, 2005
Page 2

Birmingham ("Bank") as a longtime member of the local community, and each will have substantial, continuing obligations to the Company and the Bank after the Bank opens for business. Accordingly, the Company believes that, for the limited purposes of this offering, Messrs. Schwartz, Schwartz or Stapleton should not be deemed to be brokers under section 3(a)(4) of the Act.

Please do not hesitate to contact us if you have any questions or comments regarding these matters or if we may be of further assistance.

Very truly yours,



Geoffrey S. Kay

cc: Robert Farr
        Richard Miller
        Peter G. Weinstock, Esq. (firm)